Filed Pursuant To Rule 433
Registration No. 333-167132
November 14, 2011
Transcript of Jason Toussaint of WGC Interview on CNBC’s Closing Bell November 10, 2011
MARIA BARTIROMO: I do want to tell you that Nomura raised their target for gold at the end of 2012 to 2000 from 1800. Back to you.
Brian, thank you so much, and of course gold has been shining for much of 2011, up better than 23%, huge regain on gold. Even coming down from that all time high reached in early September as Brian just showed us. Today the World Cold Council Managing Director for US investments is ringing the closing bell, he joins us now. Let’s talk more about this market.
BILL GRIFFETH: He is Jason Toussaint, he joins us along with Bob Pisani, who did that terrific documentary recently on gold. And Jason, the question that I have before Bob gets to you here is one day it seems gold is a classic inflation hedge or a hedge against whatever. And the next day it’s a risk trade of some kind. Today it’s a risk trade that’s going south. So what are we doing here?
JASON TOUSSAINT: It’s interesting, there is no main driver of the gold price. I mean we do like to isolate factors that are attracting buyers to the market, but it is well varied. So to your point, on a daily basis that will switch and that’s fine but I think people need to bear in mind that this is truly a global market. So it’s not just US investors driving the gold price as we’ve talked about a couple of times before. India and China, emerging markets, are big drivers there. They are not necessarily worried about US based inflation. They are looking at what’s happening in their backyard, so I wouldn’t attribute the gold price to any one factor certainly from here.
BOB PISANI: The last time I talked to you, you were in Beijing. You spend a lot of time in Beijing now. Are we seeing any slowdown in the demand side from China or from India? Because that’s where the growth is, it has been for years now.
TOUSSAINT: Right, even with the face of sustained price increases, we are finding more and more demand. And I think what’s happening there is the exact opposite effect of what’s happening in the west. We’re looking at difficult markets in the west, people looking at gold as a safe haven, a storer of value, where everything else is falling off the cliff. In those markets, it’s an economic prosperity story. These are massive growth engines, people get discretionary income and they are buying gold.
PISANI: You have an amazing story with ICBC and the biggest bank in the world. Citizens of China can buy gold through the biggest bank in the world, ICBC. Briefly just tell us about that.
TOUSSAINT: Correct, we formed a partnership with ICBC, as you mentioned, the largest bank in the world. They have roughly 200 million clients and we’ve helped them devise what’s called the gold accumulation planet. It literally acts like a gold savings account within the bank. And it allows people to buy small portions of gold on a continued basis over a yearly period, so instead of saving money and then buying at year end and worrying about how do I or when do I buy or sell — it’s I’m buying the average price through the whole year.
BARTIROMO That is actually fascinating.
PISANI: It’s a gold savings bank.
BARTIROMO: It’s great that you bought that up Bob. It feels like between that and the fact that you can buy gold from one of these machines in Abu Dhabi, buy it like you are buying a can of soda, is also pretty extraordinary. So what would be your expectation in terms of pricing in 2012 though? You know right before we came to the interview, one of the analysts out there was talking about $2000 an ounce. Is that a reach or do you think that is attainable in 2011?
TOUSSAINT: As a policy, the Gold Council — we’re not allowed to predict the gold price. Having said that, I think the fundamentals of supply and demand are very positive for a sustained market going forward. And I think one of the key drivers is investors really recognizing that gold does have a role in a strategic portfolio for the long term.
BARTIROMO: Which is what we’ve seen in the Gold ETF as well.
TOUSSAINT: Correct, so instead of investors coming at it from the approach, well I will put 100% of my assets in gold, I think there is a logical approach to the market, where many investors are putting on between 5 and 10%.
PISANI: Before we let you go, where is the supply coming from? The miners themselves, you represent the miners. Supply is not increasing much from the mining community. A lot of the supply side is from people turning in their gold, recycled gold, that’s about 40% of where all the gold is coming from now. How is the mining community going to increase the gold supply in the face of bigger demand?
TOUSSAINT: The miners themselves are exploring for new minable gold. As you just mentioned, the large finds of minable gold, they’re long gone. So the easy gold is gone from the market. Having said that, the recycled portion of the market is an attribute of a healthy market. So when people do want to recognize the value in gold that they have maintained over time it is available to them. So we see that as a robust market going forward.
BARTIROMO: Jason good to have you on the program, thank you so much we appreciate it.
Bob, thank you so much.

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